UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Astoria Financial Corporation
(Exact name of registrant as specified in its charter)

Delaware	11-3170868
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Astoria Bank Plaza	11042-1085
Lake Success, New York	(Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, Par Value $0.01	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is filed by Astoria Financial Corporation, a Delaware corporation (the “Company”), to amend the Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2002 (the “Original Form 8-A”) to (i) remove the description of the Preferred Share Purchase Rights registered pursuant to the Original Form 8-A, which Preferred Share Purchase Rights expired on September 3, 2006, and (ii) reflect the adoption of a new Dividend Reinvestment and Stock Purchase Plan, as described in the prospectus supplement filed by the Company with the SEC on January 8, 2014. This Amendment No. 1 to Form 8-A amends and restates in its entirety the Original Form 8-A.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.          Description of Registrant’s Securities to be Registered

General

The following summary contains a description of the general terms of the Company’s common stock, par value $0.01 per share, referred to as AFC Common Stock. This summary is not a complete description of the AFC Common Stock and is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws.

Authorized Shares. The Company is authorized to issue 200,000,000 shares of AFC Common Stock.

Dividends. The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by the Company’s Board of Directors. The payment of dividends by the Company is subject to limitations that are imposed by law and applicable regulations. The holders of AFC Common Stock are entitled to receive and share equally in such dividends as may be declared by the Company’s Board of Directors out of funds legally available therefor. Any holders of the Company’s preferred stock, par value $1.00 per share, referred to as AFC Preferred Stock, will have a priority over the holders of AFC Common Stock with respect to dividends.

The Company has in place a Dividend Reinvestment and Stock Purchase Plan which permits the Company’s shareholders to automatically reinvest cash dividends on their shares of AFC Common Stock and to purchase additional shares of AFC Common Stock. The plan, among other things, (i) allows the Company, in its sole discretion, to offer to shareholders the ability to purchase shares of AFC Common Stock directly from the Company through optional cash payments at a discount from then-current market prices on shares of AFC Common Stock, (ii) allows shareholders to make optional cash purchases subject to a specified maximum, (iii) permits the Company, in its sole discretion, to grant a waiver of the specified maximum limit and to offer a separate discount on the shares purchased pursuant to a waiver and (iv) allows participants the option to reinvest all, a portion or none of the cash dividends on their shares of AFC Common Stock.

Voting Rights. The holders of AFC Common Stock possess exclusive voting rights in the Company except in the event that holders of AFC Preferred Stock are granted voting rights in certain limited circumstances. Such holders elect the Company’s Board of Directors and act on such other matters as are required to be presented to them under the Delaware General Corporation Law, referred to as the DGCL, or the Company’s Certificate of Incorporation or as are otherwise presented to them by the Company’s Board of Directors. Except as discussed in “−Limitation on Voting Rights,” each holder of AFC Common Stock is entitled to one vote per share of AFC Common Stock and will not have any right to cumulate votes in the election of directors.

Limitation on Voting Rights. The Company’s Certificate of Incorporation provides that in no event shall any record owner of any outstanding AFC Common Stock that is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of AFC Common Stock, referred to as the Limit, be entitled or permitted to any vote with respect to the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, referred to as the Exchange Act, and includes shares beneficially owned by such person or any of such person’s affiliates (as defined in the Company’s Certificate of Incorporation), shares that such person or such person’s affiliates have the right to acquire upon the exercise of conversion rights or options, and shares as to which such person and such person’s affiliates have or share investment or voting power, but shall not include shares beneficially owned by the Astoria Bank 401(k) Plan, or, in the case of directors or officers of Astoria Bank or the Company, shares beneficially owned by any other such director or officer or shares that are subject to a publicly solicited revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and such person’s affiliates. The Company’s Certificate of Incorporation further provides that such provision limiting voting rights only may be amended upon the vote of 80% of the outstanding shares of voting stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Astoria Bank, the Company, as a holder of Astoria Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Astoria Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation accounts established for the benefit of certain account holders of Astoria Bank in connection with its conversion to stock form and for the benefit of certain account holders of Fidelity New York, FSB, The Greater New York Savings Bank and The Long Island Savings Bank, FSB in connection with their respective conversions to stock form, all assets of Astoria Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of AFC Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. Holders of AFC Preferred Stock will have a priority over the holders of AFC Common Stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the AFC Common Stock are not entitled to preemptive rights with respect to any shares which may be issued.

Anti-takeover Provisions Contained in the Company’s Certificate of Incorporation and Bylaws. The Company’s Certificate of Incorporation and Bylaws contain a number of provisions, relating to corporate governance and certain rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, such provisions will also render the removal of the Company’s Board of Directors or management more difficult.

The following description is necessarily general and qualified by reference to our Certificate of Incorporation and Bylaws.

Limitation on Voting Rights. As described above, our Certificate of Incorporation provides that in no event shall any record owner of any outstanding AFC Common Stock that is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of AFC Common Stock (the Limit) be entitled or permitted to any vote with respect to the shares held in excess of the Limit. See “−Limitation on Voting Rights” above for more information.

Classified Board; Power of Directors to Fill Vacancies. Our Board of Directors is required by the Certificate of Incorporation and Bylaws to be divided into three classes. One of the three classes of directors is required to be elected annually by our stockholders for a three-year term. A classified board promotes continuity and stability of our management but makes it more difficult for stockholders to change a majority of the Board of Directors because it generally takes at least two annual elections of directors for this to occur. In addition, any vacancy occurring on the Board of Directors, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office.

Removal of Directors. Our Certificate of Incorporation provides that a director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and upon the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. In the absence of these provisions, the vote of the holders of a majority of our shares could remove the entire Board of Directors, with or without cause, and replace it with persons of such holders’ choice.

Votes of Stockholders. Our Certificate of Incorporation also provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders and prohibits stockholder action by written consent.

Authorized but Unissued Shares of Capital Stock. Our Board of Directors may authorize the issuance of one or more series of AFC Preferred Stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise. The authority of the Company’s Board of Directors to issue AFC Preferred Stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the Company’s Board of Directors to prevent a change of control of the Company despite a shift in ownership of AFC Common Stock. In addition, the authority of the Company’s Board to issue additional shares of AFC Common Stock may help deter or delay a change of control of the Company by increasing the number of shares needed to gain control.

Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. Our Certificate of Incorporation requires the approval of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of the Company, voting together as a single class, to approve certain “Business Combinations” and related transactions. Under the DGCL, absent this provision, Business Combinations, which include mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of common stock and any other affected class of stock.

The vote of the holders of at least 80% of our shares is required in connection with any transaction involving an “Interested Stockholder” except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth in our Certificate of Incorporation which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient.

The term “Interested Stockholder” is defined to include any individual, group acting in concert, corporation, partnership or other entity (other than us or our subsidiaries) which is the beneficial owner, directly or indirectly, of more than 10% of our outstanding voting stock.

A “Business Combination” means:

•	any merger or consolidation of us or any of our subsidiaries with or into any Interested Stockholder or its affiliate;

•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or its affiliate of any of our assets or any of our subsidiaries having an aggregate Fair Market Value (as defined in the Certificate of Incorporation) equaling or exceeding 25% or more of the combined assets of us and our subsidiaries;

•	the issuance or transfer to any Interested Stockholder or its affiliate by us (or any subsidiary) of any of our securities in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value equaling or exceeding 25% of the combined Fair Market Value of the outstanding AFC Common Stock and the common stock of our subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of ours or a subsidiary of ours;

•	the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of any Interested Stockholder or its affiliate; or

•	any reclassification of securities (including any reverse stock split), recapitalization, merger or consolidation of us with any of or subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of our (or any subsidiary’s) equity or convertible securities, which is directly or indirectly owned by any Interested Stockholder or its affiliate.

Evaluation of Offers. Our Certificate of Incorporation provides that our Board of Directors, when evaluating any offer from another party to:

•	make a tender or exchange offer for any outstanding equity security of ours;

•	merge or consolidate us with another corporation or entity; or

•	purchase or otherwise acquire all or substantially all of our properties and assets,

may, in connection with the exercise of its judgment in determining what is in the best interest of us and our stockholders, give due consideration to all relevant factors, including, without limitation, those factors that directors of any of our subsidiaries may consider in evaluating any action that may result in a change or potential change in the control of the subsidiary, and the social and economic effect of acceptance of such offer:

•	on our present and future customers and employees and those of our subsidiaries;

•	on the communities in which we and our subsidiaries operate or are located;

•	on our ability to fulfill our corporate objective under applicable laws and regulations; and

•	on the ability of Astoria Bank to fulfill the objectives of a stock form savings and loan association under applicable statutes and regulations.

By including these standards in our Certificate of Incorporation, our Board of Directors may be in a stronger position to oppose such a transaction if it concludes that the transaction would not be in our best interests, even if the price offered is significantly greater than the then market price of our equity securities.

Amendment of Certificate of Incorporation and Bylaws. Amendment of the provision of our Certificate of Incorporation relating to Business Combinations, and various other provisions, must be approved by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding shares of our capital stock, voting together as a single class. In addition, the Company reserves the right to amend or repeal any provision contained in the Certificate of Incorporation in the manner prescribed by the DGCL and all rights conferred upon stockholders are granted subject to this reservation.

Furthermore, our Certificate of Incorporation provides that the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company, and these actions shall require the approval of a majority of the entire Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock of the Company required by law or the Certificate of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provisions of the Bylaws. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror. Absent these provisions, the DGCL provides that a corporation’s certificate of incorporation and bylaws may be amended by the holders of a majority of the corporation’s outstanding capital stock.

Stockholder Nominations and Proposals. Our Bylaws require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at an annual stockholder meeting, to give approximately 90 days’ notice in advance of the annual stockholders’ meeting to our Secretary. This advance notice provision requires a stockholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder who wishes to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws. The provisions described above are intended to reduce our vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of our Board of Directors. Our Board of Directors believes these provisions are in the best interests of the Company and its stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, our Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management and the Board of Directors and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of the Company and that otherwise is in the best interests of all stockholders.

Delaware Corporate Law. The State of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the DGCL, is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

In general, Section 203 provides that a “Person” who owns 15% or more of the outstanding voting stock of a Delaware corporation may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such “Person” acquired 15% of the outstanding voting stock. The DGCL defines “business combination” broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of Section 203:

•	any business combination if, prior to the date a person acquired 15% of the outstanding voting stock, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder acquiring 15%;

•	any business combination involving a person who acquired at least 85% of the outstanding voting stock in the same transaction in which 15% of the outstanding voting stock was acquired (with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans);

•	any business combination that is approved by the board of directors and by a two-thirds vote of the outstanding voting stock not owned by the interested party; and

•	certain business combinations that are proposed after the receipt by the corporation of certain other acquisition proposals which are approved or not opposed by a majority of certain continuing members of the board of directors.

A corporation may exempt itself from the requirement of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203 of the DGCL. At the present time, the Board of Directors does not intend to propose any such amendment.

Regulatory Restrictions − Change of Control Regulations. The Change in Bank Control Act of 1978, as amended, referred to as the Change in Bank Control Act, provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of the Comptroller of the Currency, referred to as the OCC, has been given 60 days prior written notice. The Home Owners’ Loan Act, as amended, referred to as the HOLA, provides that no company may acquire “control” of a savings institution without the prior approval of the OCC. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Board of Governors of the Federal Reserve System. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition.

The OCC may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

Item 2.          Exhibits

The exhibits filed (unless otherwise noted) as a part of this Registration Statement are as follows:

EXHIBIT	DESCRIPTION

4.1	Specimen Stock Certificate for Astoria Financial Corporation’s Common Stock(1)

4.2	Certificate of Incorporation of Astoria Financial Corporation, as amended effective as of June 3, 1998 and as further amended on September 6, 2006 and September 20, 2006(2)

4.3	Bylaws of Astoria Financial Corporation, as amended March 19, 2008(3)

4.4	Astoria Financial Corporation Dividend Reinvestment and Stock Purchase Plan(4)

(1)	Incorporated by reference to Astoria Financial Corporation’s Registration Statement on Form S-3 dated and filed with the Securities and Exchange Commission on May 19, 2010 (File Number 333-166957).

(2)	Incorporated by reference to (i) Astoria Financial Corporation’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998, filed with the SEC on September 10, 1998 (File Number 000-22228), (ii) Astoria Financial Corporation’s Current Report on Form 8-K, dated September 6, 2006, filed with the SEC on September 11, 2006 (File Number 001-11967) and (iii) Astoria Financial Corporation’s Current Report on Form 8-K, dated September 20, 2006, filed with the SEC on September 22, 2006 (File Number 001-11967).

(3)	Incorporated by reference to Astoria Financial Corporation’s Current Report on Form 8-K, dated March 19, 2008, filed with the SEC on March 20, 2008 (File Number 001-11967).

(4)	Incorporated by reference to Form 424B5 Prospectus Supplement, filed with the SEC on January 8, 2014 (File Number 333-182041).

Signature

Pursuant to the requirements of Section l2 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

May 29, 2015	ASTORIA FINANCIAL CORPORATION

	By:	/s/ Monte N. Redman
	Name:	Monte N. Redman
	Title:	President and Chief Executive Officer